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                              September 21, 2021

       David M. Wehner
       Chief Financial Officer
       Facebook, Inc.
       1601 Willow Road
       Menlo Park, CA 94025

                                                        Re: Facebook, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            File No. 001-35551

       Dear Mr. Wehner:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       General

   1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC
filings, including with respect to projects and agreements you have entered into to lower
your greenhouse gas emissions and your assessments of climate-
                                                        related risks. Please
advise us what consideration you gave to providing the same type of climate-related
disclosure in your SEC filings as you provided in your CSR report.
       Business, page 7

   2. There have been significant developments in federal and state legislation and regulation and international
accords regarding climate change. We note that you have not discussed the impact of pending
or existing climate change-related legislation, regulations, and international accords
in your SEC filings. Please revise your disclosure to identify material existing
climate change-related legislation, regulations, and international accords and any material effect
on your business, financial condition, and results of operations.
 David M. Wehner
Facebook, Inc.
September 21, 2021
Page 2
Risk Factors, page 12

3. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.
4. Disclose any material litigation risks related to climate change and the potential impact to the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
52

5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

                decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources, including energy use at your offices and data centers, and emissions relating to your server hardware and consumer products;
                increased demand for goods or services that result in lower emissions than competing products;
                increased competition to develop innovative new products or services that result in lower emissions; and
                any anticipated reputational risks resulting from operations, products or services that produce material greenhouse gas emissions.
6. You disclose that your business may be subject to interruptions, delays, or failures resulting from earthquakes, adverse weather conditions, or other natural disasters. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

            severity of weather as a result of climate change, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
           quantification of material weather-related damages to your property or operations;
           potential for indirect weather-related impacts that have affected or may affect your major customers M.
FirstName LastNameDavid     or suppliers;
                               Wehner and
           any weather-related impacts on the cost or availability of insurance.
Comapany NameFacebook, Inc.
7.     Quantify
September       any Page
          21, 2021  material
                         2 increased compliance costs related to climate
change.
FirstName LastName
 David M. Wehner
FirstName LastNameDavid M. Wehner
Facebook, Inc.
Comapany 21,
September  NameFacebook,
               2021       Inc.
September
Page 3    21, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Mitchell Austin,
Staff Attorney, at (202) 551-3574 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Michael Kaplan